UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT Pursuant to REGULATION A

Date of Report (Date of earliest event reported): October 15, 2023

Angel Studios, Inc.
(Exact name of issuer as specified in its charter)

Delaware	46-5217451
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

295 W Center St. Provo, Utah 84601
(Full mailing address of principal executive offices)

(760) 933-8437
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:
Class B Common Stock

ITEM 1.	Fundamental Changes

As previously reported in a current report on Form 1-U filed on April 18, 2023, on April 4, 2023, Angel Studios, Inc. (“Angel”) received a notice of termination (the “Initial Notice of Termination”) from The Chosen, Inc. (“TCI”) related to that certain Content License Agreement (the “License Agreement”) between the parties dated October 18, 2022, and attached as Exhibit 3.1 of our Form 1-U filed on October 25, 2022, which is incorporated herein by reference. Pursuant to the Initial Notice of Termination, TCI indicated that it is seeking to terminate the License Agreement for certain alleged material breaches of contract in accordance with Section 14 of the License Agreement.

The Initial Notice of Termination indicated that TCI would hold the termination of the License Agreement in abeyance pending arbitration on the matter and that TCI would continue to perform all of its respective obligations under the License Agreement until the outcome of the arbitration was determined.

On October 15, 2023, Angel received an additional notice of termination (the “New Notice of Termination”) from TCI stating additional alleged material breaches of contract and a declaration that “the [License] Agreement is hereby terminated, effective October 20, 2023”. TCI’s New Notice of Termination fails to comply with the License Agreement’s requirements for terminating based on a breach, specifically the notice and cure periods.

Angel strongly disputes all of the alleged material breaches, both in the Initial Notice of Termination and the New Notice of Termination (the “Alleged Breaches”). Angel does not agree that it has breached the License Agreement, or that any of the Alleged Breaches would be sufficiently “material” to warrant termination of the License Agreement. Angel intends to vigorously defend its interests in this matter.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Angel Studios, Inc.

By:	/s/ Patrick Reilly
Patrick Reilly
Chief Financial Officer

Date: October 20, 2023